(d)(4)(ii)

SECOND AMENDMENT TO SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

This Second Amendment, dated December 1, 2022, amends the Sub-Advisory Agreement (the "Agreement"), dated May 1, 2017, as amended August 24, 2018, between Voya Investments, LLC (the "Adviser"), an Arizona limited liability company, and Columbia Management Investment Advisers, LLC, a Minnesota limited liability company (the "Sub-Adviser").

W I T N E S S E T H

WHEREAS, the parties desire to amend the Agreement and agree that the amendment will be effective as of the close of business on December 1, 2022.

NOW, THEREFORE, the parties agree as follows:

1.Schedule A of the Agreement is hereby deleted and replaced with the Amended Schedule A attached hereto in order to modify the Annual Sub- Adviser Fee for VY® Columbia Contrarian Core Portfolio

2.Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

3.In all other respects, the Agreement is hereby confirmed and remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed as of the day and year first above written.

VOYA INVESTMENTS, LLC

By: /s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President

COLUMBIA MANAGEMENT INVESTMENT

ADVISERS, LLC

By:_/s/ Dana Keene______________________

Name:_Dana Keene______________________

Title:_Senior Director_____________________

AMENDED SCHEDULE A

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Columbia Management Investment Advisers, LLC (the "Sub-Adviser") to the following Series of Voya Partners, Inc., pursuant to the attached Sub-Advisory Agreement, the Adviser will pay the Sub-Adviser a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

SERIES	RATE
VY® Columbia Contrarian Core Portfolio	0.265% on first $100 million;
0.240% on next $150 million;
0.220% on next $250 million; and
0.200% on all assets in excess of $500 million
VY® Columbia Small Cap Value II Portfolio	0.550% on the first $200 million of assets; and
0.500% on assets over $200 million

If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.

Effective Date: December 1, 2022 to reflect the modification of breakpoints for VY® Columbia Contrarian Core Portfolio,